UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 23, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisition

SBD Investment 7 – Senior Secured Loan

On April 23, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $6,375,000, (the “SBD Investment 7 Senior Loan”). The borrower, SBD Investment 7, LLC, a California limited liability company (“SBD Investment 7”), used the loan proceeds to acquire 14,204 square feet of land that is currently entitled and permitted and intends to build and sell nine homes under the Los Angeles Small Lot Ordinance at 736 – 742 North Parkman Avenue, Los Angeles, CA 90026 (the “SBD Investment 7 Property”).

SBD Investment 7 is managed by the principal of South Bay Developers, Nathan Hobba. Since 2012, South Bay Developers has completed 12 development projects valued at approximately $10 million. South Bay focuses on developing and rehabbing condominiums and single-family homes. Mr. Hobba brings 12 years of development and real estate investment experience and 5 years of raising private equity for real estate ventures.

The SBD Investment 7 Property is currently improved with two vacant single-family homes. The property received its Vesting Tentative Tract Map No. VTT-74164-SL approval for nine homes on January 11, 2017. SBD Investment 7 intends to break ground on the site in the second quarter of 2018.

On the original closing date of the SBD Investment 7 Senior Loan, SBD Investment 7 was capitalized with approximately $1,900,000 of equity capital from the borrower.

The SBD Investment 7 Senior Loan bears an interest rate of 9.50% per annum, with an amount equal to 9.50% per annum accruing and compounding monthly until the maturity date, December 23, 2019 (the “SBD Investment 7 Maturity Date”). In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the SBD Investment 7 Senior Loan amount, paid directly by SBD Investment 7.

SBD Investment 7 has the ability to extend the SBD Investment 7 Maturity Date for two six-month periods, each subject to a pay down threshold. Additionally, SBD Investment 7 will be required to pay an extension fee consisting of 0.75% of the outstanding balance of the SBD Investment 7 Senior Loan at the first extension, and 1.0% of the outstanding balance of the SBD Investment 7 Senior Loan at the second extension. During the extension periods, the interest rate will increase to 11% and 12%, respectively. The SBD Investment 7 Senior Loan may be prepaid in whole or in part without penalty during the term of the SBD Investment 7 Senior Loan.

The Guarantor has provided a customary bad boy carve-out guarantee as well as a full recourse completion guarantee.

As of its closing date, the SBD Investment 7 Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 77.1%. The LTC ratio is the amount of the SBD Investment Senior Loan divided by the cost incurred from the land purchase and expected construction costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the SBD Investment 7 Senior Loan’s as-completed loan-to-value ratio, or the LTV ratio, was approximately 67.2%. The LTV ratio is the amount of the SBD Investment 7 Senior Loan divided by the February 2018 third-party appraised value of the SBD Investment 7 Property. There can be no assurance that such value is correct.

The SBD Investment 7 Property is located in the Silver Lake submarket of Los Angeles, CA. Silver Lake is nestled in between Echo Park and Los Feliz/Little Armenia. The neighborhood is approximately five miles to the northwest of Downtown Los Angeles and provides many amenities for its residents, making it a highly desirable submarket in LA for renters and home-owners alike.

As the SBD Investment 7 Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Asset Update

Square One Homes Parkman – Senior Secured Loan

On October 26, 2016, we acquired from Fundrise Lending a first mortgage loan with a maximum principal balance of $1,575,000 (the “Square One Homes Parkman Senior Loan”). The borrower, 742 Parkman, LLC, a California limited liability company (“Square One Homes Parkman”), used the loan proceeds to purchase 14,204 square feet of land that is entitled at 736 – 742 North Parkman Avenue, Los Angeles, CA (the “Square One Homes Parkman Property”). During the loan term, Square One Homes Parkman completed design and construction documents and filed the construction documents with the city for building permits. The Square One Homes Parkman Senior Loan was secured by the Square One Homes Parkman Property.

On April 24, 2018, Square One Homes Parkman paid off the investment for the full amount of the Square One Parkman Senior Loan principal drawn to date plus interest. All interest payments were paid in full during the investment period, amounting to approximately 10.0% interest received per annum during the original term of the loan, and 11.0% interest received per annum during the first extension period. Principal drawn to date amounted to $1,575,000 as of the pay-off date. Square One Parkman sold the property to a private home builder, who intends to proceed through construction of the homes.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated December 26, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     April 27, 2018